Wine Safari to Los Olivos

- A high end excursion service for tourists on a train in the heart of wine country

- Wine tasting from a variety of some of the finest wines in the nation

- First class service with wine history, pairings and five star cuisine from our various boutique wineries

- New featured wineries every month

- Discount purchases of featured wines

- www.xwinerailroad.com

- https://www.facebook.com/xwinerailroad

- https://twitter.com/XWineRailroad





Important Notice

–   This confidential information memorandum (the "Memorandum") has been approved by X Wine Railroad. (the "Company") and is being provided to the recipient hereof ("Recipient") on a confidential basis in connection with Recipient's evaluation of the Company and/or a potential transaction with the Company. Acceptance and use of the Memorandum is governed by the terms of the previously executed Confidentiality Agreement (the "CA") between Recipient and the Company's financial adviser. By accepting this Memorandum, the Recipient acknowledges and agrees that the use of this Memorandum and all of the information contained herein is subject to the CA.

–   The information contained herein has been prepared to assist Recipient and other interested parties in making their own evaluation of the Company but does not purport to contain all of the information that such parties may desire in investigating the Company. In all cases, interested parties must conduct their own due diligence review and analysis of the Company, its assets, financial condition and prospects, and all of the data set forth in this Memorandum. Interested parties should not consider an investment in or other financing arrangement with the Company unless satisfied that it has asked for, received and reviewed all information about the Company to enable the interested party to evaluate the merits and risks of any proposed investment in or other transaction involving the Company.

–   This Memorandum is given to Recipient based on the understanding that Recipient is a sophisticated investor with sufficient knowledge, experience and professional advice to make its own evaluation of the merits and risks of an investment in or other transaction involving the Company. Any investment in the Company will involve significant risks and should be considered only by those who are experienced and sophisticated and can bear the substantial impairment or loss of any such investment. The Company does not make any representation or warranty as to the accuracy or completeness of this Memorandum or the information contained in, or for any omissions from, this Memorandum or any other written or oral communications transmitted to the Recipient in the course of its evaluation of the Company.

–   By accepting this Memorandum, the Recipient acknowledges and agrees that (i) the Recipient will not distribute or reproduce this Memorandum, in whole or in part; (ii) if the Recipient does not wish to pursue this matter, or at the request of the Company, the Recipient will return this Memorandum to the Company as soon as practicable, together with all other material relating to the Company which the Recipient may have received from the Company or its advisors; and (iii) any proposed actions by the Recipient which may be inconsistent in any respect with the foregoing will require the prior written consent of the Company.



Important Notice (Continued)

- **Caution Regarding Forward-Looking Information**

- This Memorandum contains statements that are forward-looking. Statements that include words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "will," "estimate" or "projects," variations of such words and similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact included in this Memorandum, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations, are forward-looking statements. These statements are based on the Company's current expectations and assumptions and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There can be no assurance that actual events will correspond with these forward-looking statements or that factors beyond the control of the Company and its management will not affect the assumptions on which the forward-looking statements are based. The Company expressly disclaims any obligation to update or revise any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

- **Caution Regarding Financial and Operating Projections**

- All operating or financial projections or forecasts included in this Memorandum have been prepared by the Company and are based on various estimates, assumptions and hypothetical scenarios. Forecasts and projections of operating results and financial performance are, by nature, speculative and based in part on anticipating and assuming future events (and the effects of future events) that are impossible to predict and no representation of any kind is made with respect thereto. The Company's future results and achievements will depend on a number of factors, including the accuracy and reasonableness of the assumptions underlying any forecasted information as well as on significant business, economic, competitive, regulatory, technological and other uncertainties, contingencies and developments that in many cases will be beyond the Company's control. Accordingly, all projections or forecasts (and estimates based on such projections or forecasts) made available to the Recipient and other interested parties should not be viewed as an assessment, prediction or representation as to future results and the Recipient and other interested parties should not rely, and will not be deemed to have relied, on any such projections or forecasts. Actual results may and are likely to differ substantially, and may be materially worse than any projection, forecast or scenario set forth in this Memorandum.

Our Host – The Pacific Surfliner


ALSTOM


AMTRAK
pacific
Surfliner
Head-End
DVD
VIDEO
3 HOURS
2 DVD Set
Ride the Locomotive
Los Angeles to San Diego


PubClub.com
SURFLINER
Amtrak California



WINE RAILROAD



Surfliner

San Luis Obispo

Santa Barbara

Ventura

Los Angeles

Anaheim

Santa Ana

San Juan Capistrano

Solana Beach

San Diego - Santa Fe Depot

351 Miles of California Coast





Members of the Los Olivos Chamber of Commerce
welcome you to

LOS OLIVOS
CALIFORNIA

To 101, Buellton, Los Alamos
HWY 154
To Santa Ynez, Santa Barbara
MAP NOT TO SCALE
N
Nojoqui Ave.
Grand Ave.
Jonata St.
Alamo Pintado Ave.
Grange
Santa Barbara Ave.
San Marcos Ave.
Hollister St.
To Ballard, Solvang
to Global Gardens



SHOPPING
1 Avec Moi Décor
2 The Fabric Merchant
3 First Street Leather
4 Gallery Los Olivos
5 Global Gardens
6 J. Woeste in Los Olivos
7 Jedlicka's Saddlery
8 Los Olivos General Store
9 Olive Hill Farm
10 Pumacasu
11 Shed Shop
12 Spa & Boutique at Fess Parker Wine Country Inn
13 The Style Junction
14 Wendy Foster, Los Olivos
15 Wildflower Women Boutique

FOOD
20 *coming soon*
21 Los Olivos Wine Merchant & Cafe
22 Panino
23 R Country Market
24 Saarloos & Enjoy Cupcakes
25 Sides Hardware & Shoes

SERVICES
30 a santé spa
31 Drammer Construction
32 Fess Parker Wine Country Inn
33 Jones Land Use Planning
34 Los Olivos Dance Gallery
35 RMS Flooring
36 Sapphire Room
37 Sotheby's International Realty
38 Spa Elan
39 St. Mark's-in-the-Valley Church - FREE WIFI, RESTROOMS
40 Suzanne May Jakkola, EA Inc.

TASTING ROOMS, WINE AND BEER
50 Alexander & Wayne / Arthur Earl
51 Artiste
52 Bien Nacido & Solomon Hills Estates
53 Blair Fox
54 Brewer-Clifton
55 The Bubble Shack
56 Ca' del Grevino
57 Carhartt
58 Carucci
59 Community Craft
60 Coquelicot
61 Dragonette Cellars
62 E11even by Andrew Murray
63 Epiphany Cellars
64 Evan's Ranch/Gainey
65 F2 at the Sapphire Room
66 Figueroa Mtn Brewing Co
67 The Hideaway LO
68 Holus Bolus & Black Sheep
69 Jalopy
70 Kaena
71 Larner
72 Liquid Farm
73 Refugio Ranch
74 Rivahil
75 Saarloos & Sons
76 Samsara
77 Solminer
78 Stolpman
79 Taste of SRH & Moretti
80 Toretti
81 Waylan
82 Zinke

For details and more events visit www.LosOlivosCa.com

#losolivos @losolivosca



membership@losolivosca.com
Winter/Spring 2020



Wineries in the Santa Ynez Valley


Fess Parker Winery
Koehler Winery
Curtis
Firestone
SAN RAFAEL WILDERNESS
ZACA STATION RD
FIGUEROA MTN. RD
154
101
SANTA YNEZ VALLEY
Alexander & Wayne
Andrew Murray
Arthur Earl
Bernat
Bin 2860
Carhartt
Carina
Consilience
Coquelicot
Daniel Gehrs
Epiphany
Longoria
Los Olivos Tasting Room
Los Olivos Wine Merchant
Qupé/Verdad /Ethan
Saarloos & Sons
Scott Cellars
Stolpman
Tensley
The Bench
Tre Annelli
Wild Heart
Wine Country
GRAND AVE
LOS OLIVOS
Brander
Bridlewood
Roblar
Beckmen
ROBLAR AVE
EDISON ST
MORA AVE
Rusack
BALLARD
BASE LINE AVE
Ballard Inn
Blackjack
BALLARD CANYON RD
HAPPY CANYON
LinCourt
Rideau
BUELLTON
SANTA YNEZ
SAN MARCOS PASS RD
HAPPY CANYON RD
Casa Cassara
BALLARD CANYON RD
ALAMO PINTADO RD
Buttonwood Farm
SAGUNTO ST
Imagine
Artiste
ARMOUR RANCH RD
Hartley Ostini Hitching Post
SOLVANG
Kalyra Wines
Gainey
LOS PADRES NATIONAL FOREST
Mosby
Shoestring
246
Sunstone
154
Alisal Cellars
Bradford & Buttler
Carivintas
D'Alfoso-Curran
Lions Peak
Lucas & Lewellen
Mandolina
Olive House
Presidio
Royal Oaks
Sort this Out Cellars
Tastes of the Valley
Vin Hus
Wandering Dog
Winery Row
ALISAL RD
REFUGIO RD
To Cachuma Lake & Santa Barbara
101



VINCENT VINEYARDS

Featured Wine Partner











Financial Forecast

All operating or financial projections or forecasts included in this Memorandum have been prepared by the Company and are based on various estimates, assumptions and hypothetical scenarios. Forecasts and projections of operating results and financial performance are, by nature, speculative and based in part on anticipating and assuming future events (and the effects of future events) that are impossible to predict and no representation of any kind is made with respect thereto.

X Wine Railroad
5 Year Financial Plan

		Year 1		Year 2		Year 3		Year 4		Year 5
OPERATING REVENUES										
Train Revenues										
Individual Ticket Revenue	$	1,627,920	$	2,563,974	$	3,589,564	$	4,711,302	$	5,441,554
TOTAL TRAIN REVENUES	$	1,627,920	$	2,563,974	$	3,589,564	$	4,711,302	$	5,441,554
OPERATING EXPENSES										
COGS										
Amtrak Tickets	$	484,800	$	727,200	$	969,600	$	1,212,000	$	1,333,200
F&B cost/month	$	163,200	$	171,360	$	179,928	$	188,924	$	198,371
Wine tasting/month	$	81,600	$	85,680	$	89,964	$	94,462	$	99,185
Lunch/month	$	81,600	$	85,680	$	89,964	$	94,462	$	99,185
Credit card fee	$	24,419	$	38,460	$	53,843	$	70,670	$	81,623
Tour bus	$	147,840	$	221,760	$	295,680	$	369,600	$	406,560
Labor/run	$	48,000	$	72,000	$	96,000	$	120,000	$	132,000
GM	$	96,000	$	144,000	$	192,000	$	240,000	$	264,000
Travel/month	$	9,600	$	9,600	$	9,600	$	9,600	$	9,600
Corporate overhead	$	12,000	$	240,000	$	300,000	$	300,000	$	300,000
Marketing/month	$	24,000	$	24,000	$	24,000	$	24,000	$	24,000
Total COGS	$	1,173,059	$	1,819,740	$	2,300,579	$	2,723,718	$	2,947,725
X Train EBITDA	$	**454,861**	$	**744,234**	$	**1,288,984**	$	**1,987,584**	$	**2,493,830**
Operating Ratio		72.06%		70.97%		64.09%		57.81%		54.17%
Dividends	$	113,715	$	186,059	$	322,246	$	496,896	$	623,457
Net Profit	$	341,146	$	558,176	$	966,738	$	1,490,688	$	1,870,372

Expansion California Wine Regions



Wine regions of California Central Coast
Vallejo
San Francisco
Oakland
Fremont
San Jose
Sunnyvale
Santa Cruz
Salinas
King City
Atascadero
San Luis Obispo
Lompoc
Pacific Ocean
Stanislaus River
San Joaquin River
Kings River
Salinas River
(km) 0 100
(mi) 0 78
© Vineyards.com
Central Coast
1 - San Francisco Bay
2 - Livermore Valley
3 - Santa Clara Valley
4 - San Ysidro District
5 - Santa Cruz Mountains
6 - Ben Lomond Mountain
7 - Pacheco Pass
8 - San Benito
9 - Paicines
10 - Lime Kiln Valley
11 - Mt.Harlan
12 - Cienega Valley
13 - Monterey
14 - Carmel Valley
15 - Santa Lucia Highlands
16 - Arroyo Seco
17 - San Bernabe
18 - San Lucas
19 - San Antonio Valley
20 - Hames Valley
21 - Paso Robles
22 - York Mountain
23 - Edna Valley
24 - Arroyo Grande Valley
25 - Santa Maria Valley
26 - Santa Rita Hills
27 - Santa Ynez Valley
28 - Happy Canyon of Santa Barbara






NORTHWESTERN PACIFIC
Northwestern Pacific Railroad
June, 1996
NWP subsidiary
A &MR out of service
Arcata
Korblex
Korbel
Samoa
Eureka
Fortuna
Carlotta
Alton
Scotia
South Fork
Ft. Seward
Alderpoint
Island Mountain
Bell Springs
Spyrock
Nashmead
Covelo
Dos Rios
Fort Bragg
Longvale
CWR
Northspur
Outlet
Willits
Ridge
MILES
0 5 10 15 20
Redwood Valley
Calpella
Lake Mendocino
Ukiah
Hopland
Squaw Rock Tunnel
Cloverdale
Asti
Geyserville
Healdsburg
Windsor
Russian River
Santa Rosa
Cotati
Petaluma
Vineburg
Schellville
Lombard
California Northern
trackage rights on NWP
Novato
Ignacio
San Rafael
Larkspur
Out of service,
held for transit

Sonoma Wine Railroad

Our Host – SMART


101
SONOMA-MARIN
SMART
AREA RAIL TRANSIT


SAN RAFAEL
San Rafael
SANTA ROSA
108
SAN RAFAEL
108
SONOMA-MARIN
SMART
AREA RAIL TRANSIT
WINE
RAILROAD


Sonoma.com
Pacific Ocean
CLOVERDALE
GEYSERVILLE
HEALDSBURG
CAZADERO
DUNCAN MILLS
JENNER
GUERNEVILLE
FORESTVILLE
WINDSOR
SANTA ROSA
OCCIDENTAL
BODEGA BAY
SEBASTOPOL
VALLEY FORD
KENWOOD
GLEN ELLEN
ROHNERT PARK
PETALUMA
SONOMA
NAPA COUNTY
LEGEND
ALEXANDER VALLEY
BENNETT VALLEY
DRY CREEK VALLEY
CARNEROS
CHALK HILL
GREEN VALLEY
KNIGHTS VALLEY
MOON MOUNTAIN (pending)
NORTHERN SONOMA
ROCKPILE
RUSSIAN RIVER VALLEY
SONOMA COAST
SONOMA MOUNTAIN
SONOMA VALLEY
FORT ROSS-SEAVIEW
NORTHWESTERN PACIFIC RR
WineCountry.com
DREAM EXPLORE REMEMBER

400 Wineries Featured on our Train



WINE RAILROAD

Financial Forecast

All operating or financial projections or forecasts included in this Memorandum have been prepared by the Company and are based on various estimates, assumptions and hypothetical scenarios. Forecasts and projections of operating results and financial performance are, by nature, speculative and based in part on anticipating and assuming future events (and the effects of future events) that are impossible to predict and no representation of any kind is made with respect thereto.

X Wine Railroad   Sonoma
5 Year Financial Plan

	Year 1		Year 2	Year 3		Year 4		Year 5
OPERATING REVENUES								
Train Revenues								
Individual Ticket Rev	$ 1,723,680	$	2,262,330	2,850,536	$	3,491,906	$	4,190,288
Corporate Revenue	$ -	$	-	-	$	-	$	-
SB to SLO Revenue	$ -	$	-	-	$	-	$	-
TOTAL TRAIN REVENUES	$ 1,723,680	$	2,262,330	$ 2,850,536	$	3,491,906	$	4,190,288
OPERATING EXPENSES								
COGS								
F&B/Individual	$ 486,000	$	540,000	648,000	$	756,000	$	864,000
F&B/Corporate	$ 54,000	$	108,000	108,000	$	108,000	$	108,000
F&B/SLO	$ -	$	162,000	189,000	$	216,000	$	243,000
Wine Tour/Individual	$ 631,800	$	702,000	842,400	$	982,800	$	1,123,200
Wine Tour/Corporate	$ 70,200	$	140,400	140,400	$	140,400	$	140,400
Car Lease Expense	$ -	$	-	-	$	-	$	-
Credit card fees	$ 25,855	$	33,935	42,758	$	52,379	$	62,854
Misc (supplies, hotel, car exp)	$ 108,000	$	144,000	168,000	$	192,000	$	216,000
Total COGS	$ 1,375,855	$	1,830,335	$ 2,138,558	$	2,447,579	$	2,757,454
X Train EBITDA	**$ 347,825**	**$**	**431,995**	**$ 711,978**	**$**	**1,044,328**	**$**	**1,432,833**
Operating Ratio	79.82%		80.90%	75.02%		70.09%		65.81%



Santa Clara Valley


Santa Clara Valley Wine Trail
1. Aver Family Vineyards
2. Casa de Fruta Winery
3. Castillo's Hillside Shire Winery
4. Clos LaChance Winery
5. Creekview Vineyards
6. Fortino Winery
7. Guglielmo Winery
8. Hecker Pass Winery
9. Jason-Stephens Winery
10. Kirigin Cellars
11. Lightheart Cellars
12. Miramar Vineyards
13. Martin Ranch Winery
14. Morgan Hill Cellars
15. Rapazzini Winery
16. Ross Vineyards & Winery
17. Sarah's Vineyard
18. Satori Cellars
19. Solis Winery
20. Sunlit Oaks Winery
21. Sycamore Creek Vineyards
22. Thomas Kruse Winery
MORGAN HILL
SAN MARTIN
GILROY
www.morgan-hill.ca.gov

Wine Railroad

Our Host – Cal train







Pacific Ocean
San Francisco
Oracle Park
22nd St.
Bayshore
ZONE 1
San Bruno
South San Francisco
San Bruno
Millbrae Transit Center
SFO
San Francisco International Airport
Broadway Weekend Only
Burlingame
San Mateo
San Francisco Bay
Hayward Park
ZONE 2
Hillsdale
Belmont
San Carlos
Redwood City
Atherton Weekend Only
Menlo Park
Palo Alto
Stanford Football Only
California Ave.
ZONE 3
San Antonio
Mountain View
Sunnyvale
Lawrence
Levi's® Stadium
SJC
San Jose International Airport
Santa Clara
ZONE 4
Avaya Stadium
College Park
San Jose Diridon
SAP Center
Tamien
Capitol
ZONE 5
Blossom Hill
Distance between Blossom Hill and Gilroy not to scale
Morgan Hill
ZONE 6
San Martin
Gilroy

CHANGE IS COMING
THE FUTURE IS WORTH IT
Learn more at
www.CalMod.org



Financial Forecast

All operating or financial projections or forecasts included in this Memorandum have been prepared by the Company and are based on various estimates, assumptions and hypothetical scenarios. Forecasts and projections of operating results and financial performance are, by nature, speculative and based in part on anticipating and assuming future events (and the effects of future events) that are impossible to predict and no representation of any kind is made with respect thereto.

		X Wine Railroad Santa Clara 5 Year Financial Plan								
		Year 1		**Year 2**		**Year 3**		**Year 4**		**Year 5**
OPERATING REVENUES										
Train Revenues										
Individual Ticket Rev	$	534,752	$	641,702	$	770,043	$	924,051	$	1,108,862
Corporate Revenue	$	-	$	-		-	$	-	$	-
SB to SLO Revenue	$	-	$	-		-	$	-	$	-
TOTAL TRAIN REVENUES	$	534,752	$	641,702	$	770,043	$	924,051	$	1,108,862
OPERATING EXPENSES										
COGS										
F&B/Individual	$	267,376	$	320,851	$	385,021	$	462,026	$	554,431
Total COGS	$	267,376	$	320,851	$	385,021	$	462,026	$	554,431
X Train EBITDA	$	267,376	$	320,851	$	385,021	$	462,026	$	554,431
Operating Ratio		50.00%		50.00%		50.00%		50.00%		50.00%



X Wine Railroad Consolidated Forecast



Consolidated Operating Units
5 Year Financial Plan

		Year 1		Year 2	Year 3		Year 4		Year 5
OPERATING REVENUES									
Train Revenues									
X Wine railroad									
Los Olivos	$	1,436,400	$	1,795,500	2,154,600	$	2,513,700	$	2,872,800
Sonoma	$	1,723,680	$	2,262,330	2,850,536	$	3,491,906	$	4,190,288
Santa Clara Valley	$	534,752	$	641,702	$	770,043	$	924,051	$	1,108,862
	$	-	$	1,559,250	1,637,213	$	1,719,073	$	1,805,027
TOTAL TRAIN REVENUES	$	3,694,832	$	6,258,782	$	7,412,391	$	8,648,731	$	9,976,976
OPERATING EXPENSES									
COGS									
X Wine railroad									
Los Olivos	$	1,152,066	$	1,438,583	$	1,725,099	$	2,011,616	$	2,298,132
Sonoma	$	1,375,855	$	1,830,335	$	2,138,558	$	2,447,579	$	2,757,454
Santa Clara Valley	$	267,376	$	320,851	$	385,021	$	462,026	$	554,431
Total COGS	$	2,795,297	$	3,589,769	$	4,248,678	$	4,921,221	$	5,610,017
X Train EBITDA	$	899,535	$	2,669,013	$	3,163,713	$	3,727,510	$	4,366,959
Operating Ratio		75.65%		57.36%	57.32%		56.90%		56.23%